UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For February 24 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated February 24 2003  -  Final Results



Monday 24 February 2003


                         PRELIMINARY ANNOUNCEMENT FOR THE
                           YEAR ENDED 31 DECEMBER 2002

Bunzl plc, the international distribution and outsourcing Group, today announces its preliminary results for the year ended 31 December 2002.

- Sales of continuing operations up 5%, or 8% at constant exchange rates, to GBP2.7 billion

- Profit before tax, goodwill and exceptionals increased 5%, or 9% at constant exchange rates, to GBP209.6 million

- Profit before tax up 4%, or 9% at constant exchange rates, to GBP196.0 million

- Adjusted earnings per share rose 6%, or 10% at constant exchange rates, to 30.0p

-       Dividend for the year increased 8% to 11.2p

- Outsourcing Services sales and operating profit up 8% at constant exchange rates

- GBP77 million spent on acquisitions in the year funded by strong cash generation from operations


Commenting on today's results, Anthony Habgood, Chairman of Bunzl, said:

"These results again demonstrate the ability of our major businesses to sustain good growth of sales and profits and to generate strong cash flow even in difficult economic times.

"The combination of good volume growth, our strong positions in our markets and our continuing pipeline of potential acquisitions gives us confidence that the underlying prospects of the Group are good."

Enquiries

Bunzl plc                                             Finsbury

Anthony Habgood, Chairman                             Roland Rudd
David Williams, Finance Director                      Morgan Bone
Tel:  020 7495 4950                                   Tel: 020 7251 3801


RESULTS

As difficult economic conditions persisted around the world, the Group has continued to produce good results due to strong operating performance and underlying organic volume growth combined with acquisition activity. Currency movements were unfavourable in translation terms reducing growth rates by about 4 percentage points. Price deflation also had a negative impact on the growth of both sales and profits. Sales of continuing operations rose by 5%, or 8% at constant exchange rates, to GBP2,673.6 million while operating profit before goodwill amortisation rose by 4%, or 9% at constant exchange rates, to GBP207.6 million. Total sales, including discontinued operations, fell 1% but rose 2% at constant exchange rates while total operating profit before goodwill amortisation rose marginally, or 4% at constant exchange rates. With an interest charge of GBP5.8 million, profit before tax, exceptionals and goodwill amortisation rose 5%, or 9% at constant exchange rates, to GBP209.6 million. Profit before tax was up 4%, or 9% at constant exchange rates, to GBP196.0 million. Earnings per share rose 6%, or 11% at constant exchange rates, to 27.1p while adjusted earnings per share, after eliminating exceptionals and goodwill amortisation, rose 6%, or 10% at constant exchange rates, to 30.0p.

After a cash outflow for acquisitions of GBP77 million and a cash inflow from disposals of GBP111 million, net debt decreased by GBP128.5 million to GBP106.0 million as the underlying businesses again generated cash from operations. Gearing fell to 19.5% from 51.4%.

DIVIDEND

The Board has decided to increase the final dividend to 7.55p (2001: 6.95p). This brings the total dividend for the year to 11.2p (2001: 10.35p), an increase of 8%. Shareholders will again have the opportunity to participate in our dividend reinvestment plan.

BOARD

Bunzl's strong independent Board was further enhanced with the appointment of Charles Banks as a non-executive director in June. Charles is Chief Executive of Wolseley plc. He brings valuable and relevant experience of running a major international distribution business and we welcome him to the Board.

Lawrence McQuade will be retiring as a non-executive director at the Annual General Meeting in May. We are very grateful for his sound independent advice and his wise counsel will be much missed.

The Board has appointed Jeff Harris, Chairman of Alliance Unichem Plc, as senior independent non-executive while Pat Dyer continues his invaluable service to the Group as Deputy Chairman. Jeff has been a non-executive director since 2000.

STRATEGY AND STRUCTURE

The strategy of focusing the Group's resources on areas where it has or can develop real competitive advantage, usually on an international scale, was further enhanced during 2002. The disposal of our Paper Distribution business in July with its UK focus and strong links to Bunzl's nineteenth century roots in paper, marks an important stage in this evolutionary approach. It represents the final break with the paper industry and is the last step of a process which has seen Bunzl reducing its commitment to paper and channelling resources both organically and by acquisition into higher return, higher growth businesses, particularly outsourcing.

Following this disposal the Group was reorganised in August into two business areas: Outsourcing Services and an enlarged Filtrona. This enlargement was made feasible by the simplification of both Plastics and Filtrona over the past few years and the increasing internationalisation of their remaining businesses. Operating as Filtrona, the new entity constitutes a small number of international niche businesses in supply and light manufacture with a number of technical and market overlaps. It is being managed by a single more cost effective structure. Both Outsourcing Services and Filtrona fit with our focus on providing business to business consumables and are becoming increasingly service oriented.

Our strategy has enabled the Group to create value for its shareholders. Our total shareholder return has consistently outperformed our sector for a decade, firstly as a Paper and Packaging stock and then, since late 1998, in Support Services.

ACQUISITIONS

We spent GBP77 million on acquisitions during 2002. In an important move in our Outsourcing Services business in late May, we bought Lockhart from Sodexho. Lockhart is the UK's leading supplier of catering equipment to the foodservice industry including hotels, caterers, restaurants, retailers and the licensed trade and strengthens our one stop shop offering to our customers. In late June we acquired Kenco in Seattle. Kenco is a redistribution business which strengthens the position of our Outsourcing Services business in the Pacific North West of the US.

In the last two months of the year we announced four acquisitions which added to our Outsourcing Services business in different parts of the world. In early November we bought Lesnie's, an important distributor of supplies to food processors and retailers based in Sydney. This significantly expands our position in Australasia and extends our coverage of food processors there. In the UK we bought Darenas, a national distributor of cleaning and hygiene supplies, which is an excellent fit with our existing operations. In the US, we acquired Saxton, a redistribution business based in Phoenix with locations also in Kansas City and Denver, which will strengthen our position both in cleaning and hygiene and in the relevant regions. Finally, in late December we purchased Thomas McLaughlin, a leading distributor of catering equipment in both Northern
Ireland and the Republic.   McLaughlin is a logical extension of our existing
business in Ireland and complements our acquisition of Lockhart earlier in the year.

DISPOSALS

We raised GBP111 million in cash from disposals in 2002. The principal disposal was the sale of our Paper Distribution business area for which we will receive a further GBP18 million deferred cash consideration. We also exited our small machine building activity at Jarrow following the disposal of the Filtrona instruments business in 2000.

PENSIONS

The Group has accounted for pensions under SSAP24 'Accounting for Pension Costs' although has continued to apply the transitional rules of FRS17 'Retirement Benefits'. FRS17 will be adopted fully in the 2003 financial statements.

     SSAP24 accounting has been based on the most recent formal actuarial valuations, which for the main UK and US defined benefit pension schemes were performed at April 2000 and January 2002 respectively, resulting in funding levels of 101% and 86% respectively. Due to continuing unfavourable market conditions, informal reviews were performed at October 2002 which identified lower funding levels. These were, however, still comfortably in excess of relevant minimum funding requirements that would necessitate short term funding action. Nevertheless, in addition to the regular cash contribution of GBP12.1 million paid into the Group's defined benefit pension schemes, the Group made a GBP20.0 million special contribution in December 2002, broadly representing the value of all contribution holidays previously taken by the Group.

     Under FRS17 the deficit net of deferred tax has increased to GBP43.7 million from GBP17.5 million in 2001 due to poor equity returns and falling bond yields. The Group has reviewed its pension arrangements including benefits and contribution rates. The defined benefit schemes have now been closed to new members and new employees will in future be invited to participate in defined contribution schemes. The profit and loss impact of contributions to the Group's pension schemes in 2002 was at a similar level to that in 2001 and is expected to remain at around that level in 2003.

PROSPECTS

Our businesses have again shown their resilience in difficult economic conditions with results of continuing operations well ahead in 2002 at constant exchange rates. Even after the impact of the translation effects of the weakening US dollar, we still made good progress. Sustained volume growth offset deflationary pressures and our successful acquisition programme continued with both the integration of past purchases and the completion of further additions in 2002. Our strong internal cash generation enabled substantial acquisition activity once again to be paid for out of free cash flow and, given the disposals we have made, our balance sheet ended the year particularly strong.

After a period of deflation in Outsourcing Services many product prices are now at historically low levels. While some price rises have been announced, the pricing environment remains uncertain with the weak global economy and higher input prices providing opposing pressures particularly on supplies of plastic products. The volatility and weakness of the dollar, particularly in comparison to early 2002, is influencing the sterling translation of our results. Nevertheless, the combination of good volume growth, our strong positions in the markets in which we operate and our continuing pipeline of potential acquisitions within our areas of focus gives us confidence that the underlying prospects of the Group are good and that, at constant exchange rates, we will continue to develop the business satisfactorily.

OPERATING REVIEW

Margin on continuing operations was constant at 7.8% while the Group margin rose from 7.5% to 7.6% as a result of the disposal of the lower margin Paper Distribution business area in July. Group return on capital rose to 40.7%.

Outsourcing Services

Operating across North America, Europe and Australasia, Bunzl is the leading supplier of a range of products including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners and other industrial users.

Good volume growth and the successful integration of acquisitions saw Outsourcing Services progressing well with sales increasing by 8% at constant exchange rates despite price deflation. Operating profits also rose by 8% at constant exchange rates assisted by our focus on greater efficiencies and control of operating costs, with the margin remaining at 7.6%.

With the general economic background in North America and Europe remaining difficult, trading conditions continued to be challenging. However in this environment our specialist knowledge and experience in providing cost effective outsourced solutions to our customers and our ability to integrate selective acquisitions have enabled us to extend the scope of our operations and continue to offer innovative supply programmes to add value for new and existing customers.

In North America the business performed well again in 2002. We have won some significant new contracts including one of the world's leading beef processors and a strong regional airline and gained a number of smaller customers. We did more business with our existing customers and renewed some important long term contracts which was reflected in good volume growth, although the drag on dollar sales from the year on year price deflation arising from the imbalance in the demand and supply relationship in our supplier base remained through the end of the year.

In North America we serve our end user customers both directly through the distribution of goods not for resale (primarily to supermarkets and to certain foodservice operators) and packaging and plant supplies to the food processor industry and indirectly through our redistribution business. We also provide janitorial supplies and packaging products, often food-related, to non-food retail, cleaning/jan san, healthcare and other customers, largely through our redistribution business.

We are the largest distributor of many of these products, serving all 50 states, all of Canada, Mexico and the Caribbean from 65 locations supplying over 60,000 items. These items include paper and plastic packaging and bags, cups and janitorial supplies, with a particular focus on satisfying the increasing demand of our customers for specialist food packaging for ready to eat meals and fresh and freshly prepared food and drinks.

In the US we are the largest distributor of supermarket supplies, serving supermarkets and grocery chains both nationally and regionally. With our knowledge of the market, strong relationships with our suppliers and sourcing expertise we are well positioned to fulfil our customers' requirements for these products. Our ability to service national grocery chains in Canada benefited from the integration of the acquisitions of Godin and Eastern Paper last year. Notwithstanding the general economic conditions, our expertise in offering outsourced supply solutions enhanced by our product import and own label programmes, largely under the Prime Source label, and our ability to fulfil the increasing requirement for more specialist packaging continue to drive the organic growth of this business.

In our food processor supplies business Bunzl has further developed the base we had established organically and enhanced with the key acquisitions of Koch and Packers. We are now well placed to exploit the trend towards supermarkets and foodservice operators purchasing case-ready meats, produce, bakery and other food types. Our processor customers increasingly require specialist packaging to enhance the presentation of their products, provide more variety and satisfy the increasingly stringent hygiene regulations. The development of outsourced solutions tailored for our processor customers including the extension of our product offering, the successful integration of acquisitions and our ability to import has led to the successful development of this business.

Our redistribution business which operates across the US and in Canada distributes disposable products and janitorial supplies to subdistributors who then sell them on to smaller operations. This business also supplies both these and more specialised products to other customers such as non-food retailers, healthcare providers and airlines. The acquisition of Kenco based in Seattle in June and of Saxton based in Phoenix in December has enhanced our ability to serve our customers in those regions and contributed to the growth of our redistribution business.

In these more difficult economic conditions we continue to concentrate on improving operational efficiency particularly through technological improvements and the refining of operational practices. We have an ongoing programme to upgrade the facilities of our EDI systems and our electronic customer catalog to further reduce our operating costs and enhance the scope and quality of the services we offer to our customers.

In Europe our specialist distribution and procurement capabilities and market knowledge put us in a position to provide our customers with one stop shop solutions principally in the UK, Ireland, Germany, Benelux and Scandinavia.
This business has shown a robust increase in sales despite a deteriorating economic backdrop, particularly in mainland Europe. This growth has come from substantial new contract wins, the expansion of our product range and the impact of the acquisitions we made during 2001 and 2002. In particular the acquisition in May of Lockhart, the leading supplier of catering equipment in the UK, has augmented our ability to provide one stop shop solutions to our foodservice, food and non-food retail customers across a range of markets. We are also well placed to benefit from the trend among our suppliers to consolidate and rationalise their direct to customer distribution operations.

Our retail supplies business serves both food and non-food retail customers, particularly supermarkets and other high street retailers in the UK and Western Europe. Its expertise in tailoring its supply programmes to meet the requirements of its customers and its international sourcing capabilities have seen it implementing full goods not for resale consolidation programmes for major UK supermarkets and other non-food retailers. In the healthcare sector our specialist healthcare supply business Shermond again performed well, adding a number of new products to its core range.

Sales of our hotel and catering supplies business in Northern Europe progressed well despite the more difficult market conditions in 2002. Operating in the UK, Holland, Germany, Ireland and Scandinavia, this business, often in conjunction with our vending supplies business, serves many of the leading catering and hotel groups. Its expertise in delivering cost effective outsourced solutions to its customers for a wide range of consumables has been fundamental to winning and renewing contracts. The acquisition of both Lockhart in May and of McLaughlin, the leading supplier of catering equipment in Ireland, at the end of the year, has added a wide range of items to the Bunzl product offering, thereby extending our businesses' capacity to provide one stop shop supplies programmes to customers.

The performance of our Outsourcing Services business in Australia continued to strengthen over the year. In November we acquired Lesnie's, the leading distributor of packaging and related consumables and equipment supplies to the food processor industry in Australasia. Lesnie's complements our processor supplies businesses in North America and Europe and is a significant addition to our business in Australia. It also, for the first time, provides us with a base to develop customer and supplier relationships in New Zealand.

Our cleaning and safety supplies business performed strongly with a number of our customers' projects, such as the building of Heathrow Terminal 5, coming on line during the year. In November we completed the acquisition of Darenas, a cleaning and hygiene supplies business with national coverage, which will enhance the position of our business in this area. Meanwhile the assimilation of Greenham and Blyth into the Group has continued to yield benefits, as has the integration of our businesses in Ireland. We are developing our business with the food processor industry, building on the acquisitions we made in the UK, Denmark and Ireland last year. Thus we are in a good position to win further business with the larger food producers and processors, and cleaning and facilities management groups.

Bunzl Vending Services has strengthened its position as the leading independent vending operator in the UK with strong organic growth, serving the retail and catering sectors and facilities management and financial services groups. Significant new contract wins include a global financial services business and the servicing and maintenance of all vending machines in the UK for one of the world's principal contract catering groups. We have also strengthened our presence in the North East of the UK to enhance our service to our customers there.

Filtrona

Filtrona is a world leading supplier of outsourced cigarette filters, ink reservoirs and other bonded fibre products, protective caps and plugs, self-adhesive tear tapes and certain security products. It is also a leading extruder of custom plastic profiles.

At constant exchange rates, sales in Filtrona rose by 7% and profits increased by 9% despite the continuing general weakness of the manufacturing environment which primarily affects the about 55% of our business which is not oriented towards the tobacco industry.

Filtrona as currently configured was formed in August following the merger of two former business areas. It now constitutes a small number of international businesses engaged in service oriented supply and light manufacture for niche markets. These include outsourced filters, ink reservoirs and other bonded fibre products, protective caps and plugs, tear tape and certain security products, extruded plastics and our South American packaging business. The reorganisation has progressed smoothly and the business area is beginning to realise a number of intangible benefits arising from bringing together skills in overlapping technologies and markets which will strengthen the business area.
It is also providing modest cost savings.

Growth was particularly robust in our filter businesses in the Americas and Europe, driven in part by increasing demand for Western brands with special filters, often including charcoal, in Russia and the Far East, particularly Korea, and growth in South America. The market for low tar and other special filters continues to expand, boosted by consumer fashion, awareness and stricter legislative requirements. While it is the current practice of cigarette manufacturers to outsource the supply of many of these filters, self-manufacture of some simpler carbon filters is becoming more viable as certain types have become standard on more popular brands. Notwithstanding this, cigarette manufacturers are constantly working on more complex innovations to meet the more challenging requirements of the market and we are well placed to assist them with our range of filter, fibre and plastic technologies, experience and know how.

Our fibres business, based in our new facility in Richmond, Virginia and in Reinbek, Germany sells reservoirs made using bonded fibre technology for products including pens and printers, medical device components and household items. The successful development of reservoirs for a new generation of inkjet printers and the inkjet printer aftermarket has contributed to the growth of the business this year.

The tear tape business had another good year as demand for both standard self-adhesive tear tape and tear tape with added value features grew strongly. The use of tear tape as a medium for brand promotion and security purposes through the use of multicoloured text and images has become increasingly
attractive to our customers.   As we make advances in printing and application
technology we are able to offer our customers increasingly specialised products and services. We continue to invest in this business to enhance our ability to serve our international customers and to support the development of new and more sophisticated tear tape and other security products.

Although the weakness of many of its industrial and manufacturing markets continued through the second half of 2002, the caps and plugs business continued to show resilience in North America, with the European business moving ahead. This good overall performance overcame the softness of sales to the oil sector, which affected North America in particular. The business continued to grow its distribution operations, adding a further 1,000 product lines and we strengthened our network in Europe particularly in France and Germany.

Again, despite the continuing weakness in the manufacturing environment, the sales of our European extrusion business continued to progress satisfactorily, particularly to its export markets including the UK. The US business saw growth with its customers in the fence panel, highway control, medical and recreational sectors, particularly where it sells proprietary products. However the difficult conditions in some other markets in the US held the extrusion business back overall. A significant contract for specialised products with a new customer, a leading national manufacturer of building supplies, was won towards the year end. We also grew the business in Mexico where there are some interesting potential projects.

Globalpack, our operation in Brazil, which provides packaging for the South American toiletries and cosmetics industries, had an excellent year, with sales and profits well up on 2001 in local currency but diminished significantly on translation into sterling.


CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2002


                                                              2002             2001          Growth
                                                                          *Restated     Actual    Constant
                                                              GBPm             GBPm    Exchange   Exchange
                                                                                        Rates      Rates
Sales

Existing businesses                                        2,625.0         2,558.3
Acquisitions                                                  48.6

Continuing operations                                      2,673.6         2,558.3       +5%        +8%
Discontinued operations                                      161.7           318.2

Total sales                                                2,835.3         2,876.5       -1%        +2%

Operating profit
Existing businesses                                          189.1           186.9
Acquisitions                                                   2.7

Continuing operations                                        191.8           186.9
Discontinued operations                                        7.5            14.9

Total operating profit                                       199.3           201.8
Profit on sale of discontinued operations                      2.5               -

Profit on ordinary activities before interest                201.8           201.8
Net interest payable                                          (5.8)          (14.1)

Profit on ordinary activities before taxation                196.0           187.7       +4%        +9%

Profit before taxation, goodwill amortisation
and exceptional items                                        209.6           200.5       +5%        +9%

Taxation on profit on ordinary activities                    (70.3)           (70.4)

Profit on ordinary activities after taxation                 125.7           117.3
Profit attributable to minorities                             (0.5)           (0.4)

Profit for the financial year                                125.2           116.9       +7%        +12%
Dividends paid and proposed                                  (52.3)          (48.0)

Retained profit for the financial year                        72.9            68.9

Basic earnings per share                                        27.1p           25.5p    +6%        +11%
Adjusted earnings per share                                     30.0p           28.3p    +6%        +10%
Diluted earnings per share                                      26.9p           25.2p
Dividends per share                                             11.2p          10.35p    +8%



* Restated on adoption of FRS19 'Deferred Tax'



CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2002

                                                                                    2002           2001
                                                                                              *Restated
                                                                                    GBPm           GBPm

Fixed assets
Intangible assets - goodwill                                                       289.5          258.8
Tangible fixed assets                                                              199.6          226.0
Investments                                                                         34.3           29.6

                                                                                   523.4          514.4

Current assets
Stocks                                                                             217.5          241.7
Debtors: amounts receivable within one year                                        357.5          439.0
Debtors: amounts receivable after more than one year                                46.7           15.0
Investments                                                                        140.7           30.2
Cash at bank and in hand                                                            51.5           49.8

                                                                                   813.9          775.7
Current liabilities                                                               (471.4)        (514.3)

Net current assets                                                                 342.5          261.4

Total assets less current liabilities                                              865.9          775.8
Creditors: amounts falling due after more than one year                           (265.3)        (255.1)
Provisions for liabilities and charges                                             (54.3)         (62.1)

Net assets                                                                         546.3          458.6

Capital and reserves
Called up share capital                                                            116.8          116.0
Share premium account                                                               77.3           67.3
Revaluation reserve                                                                  1.5            1.6
Profit and loss account                                                            348.4          271.6

Shareholders' funds:  equity interests                                             544.0          456.5
Minority equity interests                                                            2.3            2.1

                                                                                   546.3          458.6

Net debt                                                                           106.0          234.5
Gearing                                                                             19.5%         51.4%



* Restated on adoption of FRS19 'Deferred Tax'



CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2002


                                                                                            2002          2001
                                                                                            GBPm          GBPm

Net cash inflow from operating activities                                                  216.4         236.1

Returns on investments and servicing of finance
Interest received                                                                            5.2           1.1
Interest paid                                                                              (11.6)        (12.9)
Dividends paid to minority shareholders                                                     (0.1)         (0.3)
Other cash flows                                                                            (2.5)         (1.8)
Net cash outflow for returns on investments and servicing of finance                        (9.0)        (13.9)

Tax paid                                                                                   (64.3)        (54.9)

Capital expenditure
Purchase of tangible fixed assets                                                          (33.4)        (39.5)
Disposal of tangible fixed assets                                                            2.4           1.8
Net cash outflow for capital expenditure                                                   (31.0)        (37.7)

Acquisitions and disposals
Purchase of businesses                                                                     (77.0)        (79.8)
Disposal of businesses                                                                     111.3           1.2
Other acquisition and disposal cash flows                                                   (0.7)         (0.9)
Net cash inflow/(outflow) for acquisitions and disposals                                    33.6         (79.5)

Equity dividends paid                                                                      (48.0)        (43.0)

Net cash inflow before use of liquid resources and financing                                97.7           7.1

Net cash outflow from management of liquid resources                                      (128.7)         (6.4)

Financing
Decrease in short term loans                                                               (37.0)       (110.7)
Increase in long term loans                                                                 37.4         123.4
(Decrease)/increase in finance leases                                                       (0.3)          0.1
Shares issued for cash                                                                       7.9           7.1
Net cash inflow from financing                                                               8.0          19.9

(Decrease)/increase in cash in the financial year                                          (23.0)         20.6


Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash                                                                (23.0)         20.6
Decrease in debt due within one year                                                        37.0         110.7
Increase in debt due after one year                                                        (37.4)       (123.4)
Increase in current asset investments                                                      128.7           6.4
Exchange and other movements                                                                23.2          (8.4)
Movement in net debt in the year                                                           128.5           5.9
Opening net debt                                                                          (234.5)       (240.4)
Closing net debt                                                                          (106.0)       (234.5)




STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER 2002


                                                                                           2002            2001
                                                                                           GBPm       *Restated
                                                                                                           GBPm

Profit for the financial year                                                             125.2           116.9
Currency translation differences on foreign currency net investments                      (12.7)           (5.4)

Total recognised gains and losses for the year                                            112.5           111.5
Prior year adjustment                                                                     (10.0)              -

Total recognised gains and losses since last directors' report and accounts               102.5           111.5



* Restated on adoption of FRS19 'Deferred Tax'



SEGMENTAL ANALYSIS


                                    Sales                Growth              Operating                Growth
                                                                                Profit
                                              Actual   Constant                            Actual   Constant
                            2002     2001   Exchange   Exchange      2002        2001    Exchange   Exchange
                                               Rates      Rates                             Rates      Rates
                            GBPm     GBPm                            GBPm        GBPm

Continuing operations

Outsourcing Services     2,231.2  2,129.1         5%         8%     169.3       161.9          5%         8%
Filtrona                   442.4    429.2         3%         7%      54.2        52.3          4%         9%
Goodwill                                                            (15.8)      (12.2)
Corporate activities                                                (15.9)      (15.1)

                         2,673.6  2,558.3         5%         8%     191.8       186.9          3%         7%

Discontinued operations    161.7    318.2                             7.8        15.5
Goodwill                                                             (0.3)       (0.6)
                         2,835.3  2,876.5        -1%         2%     199.3       201.8         -1%         3%


NOTES

1. Profits for each of the business areas and their percentage change from 2001 are stated before the effect of goodwill amortisation. References to changes in the level of sales and profits at constant exchange rates have been calculated by retranslating the relevant results for the year ended 31 December 2001 at the average exchange rates used for the year ended 31 December 2002.

2. Bunzl plc's 2002 Annual Report will be despatched to shareholders at the end of March 2003. The financial information set out above does not constitute the Company's statutory accounts for the years ended
31 December 2002 or 2001 but is derived from those accounts. Statutory accounts for 2001 have been delivered to the registrar of companies and those for 2002 will be delivered following the Company's Annual General Meeting which will be held on 14 May 2003. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237 (2) or
(3) of the Companies Act 1985.

3. The final dividend will be paid on 1 July 2003 to shareholders on the register at 9 May 2003. Shareholders will again have the opportunity to participate in the Company's dividend reinvestment plan.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  February 24 2003                       By:__/s/ Anthony Habgood__

                                              Title:   Chairman